September 23, 2025

Scott Klossner
Chief Financial Officer
Angel Studios, Inc.
295 W Center Street
Provo, Utah 84601

        Re: Angel Studios, Inc.
            Registration Statement on Form S-1
            Filed September 16, 2025
            File No. 333-290281
Dear Scott Klossner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Mark Bonham